March 17, 2010

VIA EDGAR AND BY HAND

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Primerica, Inc. Amendment No. 4 to Registration
Statement on Form S-1 (File No. 333-162918)

Dear Mr. Riedler:

On behalf of Primerica, Inc., a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 4 (the “Amendment”) to the above-referenced registration statement filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2009, as modified by Amendment No. 1 thereto filed with the Commission on December 22, 2009, Amendment No. 2 thereto filed with the Commission on February 5, 2010 and Amendment No. 3 thereto (“Amendment No. 3”) filed with the Commission on March 2, 2010 (together, the “Registration Statement”). The Amendment, which was filed with the Commission on the date hereof, has been marked to show changes from Amendment No. 3.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter to the Company of March 10, 2010 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein. Specifically, the Amendment includes a per share price range and

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

March 17, 2010

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the number of shares of common stock to be offered to the public, and the range of pro forma stock ownership levels of Citi and Warburg.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

General

1.	Please provide placeholders throughout the prospectus where the concurrent private placement transaction is discussed to disclose the actual per share price of the up to $230 million of shares and warrants that Citi may sell to Warburg Pincus Private Equity X L.P. and Warburg Pincus X Partners, L.P.

The Company has revised the prospectus to disclose the purchase price to be paid by Warburg to Citi in the concurrent private sale for each share of the Company’s common stock together with a warrant to purchase 0.25 of a share of the Company’s common stock. The Company has also provided a sensitivity analysis of the Warburg purchase price to changes in the public offering price on pages 11, 15 and 172.

Summary Historical and Financial Data, page 12

2.	Your proposed disclosure of “pro forma stockholders’ equity per pro forma outstanding share of common stock” appears to be similar to pro forma book value per share which is not contemplated under Article 11 of Regulation S-X. Please remove this pro forma disclosure in the filing or tell us your basis for this presentation.

As discussed with the Staff, the Company has removed pro forma stockholders’ equity per pro forma outstanding share of common stock from the Summary Historical and Financial Data table on page 14, but has retained the footnote disclosure relating to pro forma stockholders’ equity per pro forma outstanding share of common stock.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

March 17, 2010

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Risk Factors, page 15

“Our suitability policies and procedures could be deemed inadequate.” page 27

3.	We note the following statements on page 27: “FINRA is conducting an examination of our broker-dealer subsidiary, and is focusing in part on whether our trade review system appropriately reviewed client transactions for suitability. In early February 2010, FINRA advised us that it will likely be seeking from us an acceptance, waiver and consent of a violation. We are not able to predict the outcome of this investigation with certainty.” Please expand your disclosure on pages 27 and 131 to explain how and why FINRA selected PFS Investments for this examination.

The disclosure on pages 28 and 134 has been revised to explain that FINRA commenced a routine bi-annual cycle examination of PFS Investments Inc. in February 2009, consistent with its historical examination schedule.

Dilution page 47

4.	Please explain to us how your use of pro forma common shares outstanding to calculate your historical net tangible book value per share complies with Rule 506 of Regulation S-K.

As discussed with the Staff, the Company has revised the disclosure on page 49 to clarify that the calculations were performed based on the Company’s 75,000,000 pro forma shares of common stock to be outstanding upon the completion of the public offering, as opposed to the 100 shares of common stock outstanding on an actual basis as of December 31, 2009.

Selected Historical Combined Financial Data, page 49

5.	It appears that you intend to disclose pro forma earnings per share for all periods presented. Please revise or explain to us how your disclosure complies with Rule 11-02(c)(2) of Regulation S-X.

The Company has deleted references to pro forma earnings per share in the selected historical combined financial data. The Company does not believe that its historical earnings per share data would be meaningful to investors because the Company had only 100 shares of common stock outstanding through December 31, 2009, compared to 75,000,000 pro forma shares of common stock upon completion of the public offering.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

March 17, 2010

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Pro Forma Combined Financial Statements, page 51

6.	In the introductory section it appears that Warburg Pincus transaction is included as part of the Transactions presented in the pro forma combined financial statements. However, we were unable to find any pro forma adjustments related to this transaction. If the Warburg Pincus transaction is probable and material to investors please revise your pro forma combined financial statements to give effect to this transaction. Please refer to Rule 11-01(a)(8) of Regulation S-X.

The private sale to Warburg does not impact the Company’s pro forma combined financial statements. The reference to such private sale in the introduction to such pro forma combined financial statements has been deleted.

[Remainder of page intentionally left blank]

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

March 17, 2010

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Please telephone the undersigned at (212) 735-2153 or Gregory A. Fernicola at (212) 735-2918 if you have any questions or need any additional information.

Very truly yours,

/s/ Joshua B. Goldstein
Joshua B. Goldstein

cc:	Peter W. Schneider
Executive Vice President, General
Counsel and Corporate Secretary
Primerica, Inc.